                                                                    EXHIBIT 99.1

Neta Eshed
General Counsel
Metalink Ltd.
Tel: 972-77-4495900
Fax: 972-77-4495901
Neta@MTLK.com

                  METALINK REPORTS SECOND QUARTER 2010 RESULTS

GEALYA, ISRAEL, October 27, 2010 - Metalink Ltd. (NASDAQ: MTLK), today announced its unaudited financial results for the second quarter of 2010 ended June 30,
2010.

FINANCIAL RESULTS

FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2010: Revenues for the second quarter of 2010 were $0.2 million compared to $1.66 million for the second quarter of 2009; the revenues are only from our continuing operation, the legacy
DSL sales. Net profit (loss) for the period from our continuing operation was
$(0.06) million, or $(0.02) per share, compared to $(1.45) million, or $(0.60)
per share, for the second quarter of 2009. Net profit (loss) for the period from discontinued operation was $0.1 million, or $0.04 per share, compared to net loss $(2.95) million, or $(1.22) per share, for the second quarter of 2009.

FOR THE FIRST 6 MONTHS OF 2010: Revenues for the period were $0.26 million, compared to $3.3 million for the first half of 2009; the revenues are only from our continuing operation, the legacy DSL sales. Net profit (loss) for the period from our continuing operation was $(0.55) million, or $(0.2) per share, compared to $(1.75) million, or $(0.73) per share, for the first six months of 2009. Net profit (loss) for the period from discontinued operation was $6.8 million, or
$2.53 per share, compared to net loss $(6.1) million, or $(2.55) per share, for the first six months of 2009.

CASH STATUS: Metalink's cash, cash equivalents, as of June 30, 2010 were $3.61 million.

ABOUT METALINK

Metalink shares trade on Nasdaq under the symbol "MTLK". For more information, please visit our website at http;//www.MTLK.com.

                                       ###

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: absence of significant operations following the Lantiq transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and
our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the
Securities and Exchange Commission, including Metalink's Annual Report in Form
F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (TABLES FOLLOW)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                          JUNE 30,        DECEMBER 31,
                                                                         ----------       ----------
                                                                            2010             2009
                                                                         ----------       ----------
                                                                         (UNAUDITED)
                                                                         ----------
                                                                       (IN THOUSANDS EXCEPT SHARE DATA)
                                                                         ---------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                              $    3,609       $    2,273
  Trade accounts receivable                                                     110              461
  Other receivables                                                           1,873              602
  Prepaid expenses                                                               52               88
  Inventories                                                                    88            1,068
                                                                         ----------       ----------
       Total current assets                                                   5,732            4,492
                                                                         ----------       ----------

SEVERANCE PAY FUND                                                               16            1,229
                                                                         ----------       ----------

PROPERTY AND EQUIPMENT, NET                                                      91            2,145
                                                                         ==========       ==========
       Total assets                                                      $    5,839       $    7,866
                                                                         ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                 $      212       $    1,542
  Other payables and accrued expenses                                         1,397            3,239
  Short-term loan                                                               350            4,100
  Warrants to issue shares                                                        -              289
                                                                         ----------       ----------
       Total current liabilities                                              1,959            9,170
                                                                         ----------       ----------

ACCRUED SEVERANCE PAY                                                           282            1,798
                                                                         ----------       ----------

SHAREHOLDERS' EQUITY*
  Ordinary shares of NIS 1.0 par value (Authorized - 5,000,000 shares, issued and outstanding - 2,780,231 and 2,663,723 shares
    as of June 30, 2010 and December 31, 2009, respectively)                    790              759
  Additional paid-in capital                                                158,110          157,692
  Accumulated deficit                                                      (145,417)        (151,668)
                                                                         ----------       ----------
                                                                             13,483            6,783
                                                                         ----------       ----------

  Treasury stock, at cost; 89,850 as of
     June 30, 2010 and December 31, 2009                                     (9,885)          (9,885)
                                                                         ----------       ----------
       Total shareholders' equity                                             3,598           (3,102)
                                                                         ==========       ==========
       Total liabilities and shareholders' equity                        $    5,839       $    7,866
                                                                         ==========       ==========

* The number of shares have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                THREE MONTHS ENDED                       SIX MONTHS ENDED
                                                                      JUNE 30,                                JUNE 30,
                                                         ---------------------------------       ---------------------------------
                                                             2010                 2009                2010               2009
                                                         -------------       -------------       -------------       -------------
                                                                    (UNAUDITED)                              (UNAUDITED)
                                                         ---------------------------------       ---------------------------------
                                                                                      (IN THOUSANDS,
                                                                              EXCEPT SHARE AND PER SHARE DATA)
                                                         -------------------------------------------------------------------------

Revenues                                                 $         208       $       1,663       $         258       $       3,288
Cost of revenues:
  Costs and expenses                                                38                 548                  38               1,000
  Royalties to the Government of Israel                              3                  51                   3                  99
                                                         -------------       -------------       -------------       -------------
      Total cost of revenues                                        41                 599                  41               1,099
                                                         -------------       -------------       -------------       -------------

      GROSS PROFIT                                                 167               1,064                 217               2,189
                                                         -------------       -------------       -------------       -------------

Operating expenses:
  Gross research and development                                     -                   -                   -                   -
  Less - Royalty bearing and other grants                            -                   -                   -                   -
                                                         -------------       -------------       -------------       -------------
  Research and development, net                                      -                   -                   -                   -
                                                         -------------       -------------       -------------       -------------

  Selling and marketing                                              -                   -                   -                   -
  General and administrative                                       215                 957                 649               1,430
                                                         -------------       -------------       -------------       -------------
   Total operating expenses                                        215                 957                 649               1,430
                                                         -------------       -------------       -------------       -------------

   OPERATING PROFIT (LOSS)                                         (48)                107                (432)                759

Financial income (expenses), net                                    (8)             (1,555)               (161)             (2,513)
                                                         -------------       -------------       -------------       -------------

   NET LOSS FROM CONTINUING OPERATION                    $         (56)      $      (1,448)      $        (548)      $      (1,754)
                                                         =============       =============       =============       =============

  DISCONTINUED OPERATION
  Operating loss from discontinued operation                       111              (2,952)               (108)             (6,114)
  Capital gain from sale of discontinued operation                   -                   -               6,907                   -
                                                         -------------       -------------       -------------       -------------
  NET PROFIT (LOSS) FROM DISCONTINUED OPERATION          $         111       $      (2,952)      $       6,799       $      (6,114)
                                                         =============       =============       =============       =============

NET PROFIT (LOSS)                                        $          55       $      (4,400)      $       6,251       $      (7,868)
                                                         =============       =============       =============       =============

PER SHARE DATA-
Basic and Diluted loss from continuing operations        $       (0.02)      $       (0.60)      $       (0.20)      $       (0.73)
                                                         =============       =============       =============       =============

Basic and Diluted earnings (loss) from discontinued
operations                                               $        0.04       $       (1.22)      $        2.53       $       (2.55)
                                                         =============       =============       =============       =============

Basic and Diluted earnings (loss)                        $        0.02       $       (1.82)      $        2.33       $       (3.28)
                                                         =============       =============       =============       =============

SHARES USED IN COMPUTING LOSS PER ORDINARY SHARE*:

Basic and Diluted                                            2,690,383           2,418,595           2,690,383           2,401,984
                                                         =============       =============       =============       =============

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22,
2010.